UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        COMMISSION FILE NUMBER:  1-13600
                              CUSIP NUMBER: 445661101

(Check one): [x]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q
             [ ]Form N-SAR

	For Period Ended:  December 31, 2000
	[ ] Transition Report on Form 10-K
	[ ] Transition Report on Form 20-F
	[ ] Transition Report on Form 11-K
	[ ] Transition Report on Form 10-Q
	[ ] Transition Report on Form N-SAR
	For the Transition Period Ended: _______________________________________

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       Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:         Not applicable

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PART I - REGISTRANT INFORMATION

Full Name of Registrant: Huntco Inc.
                         -----------
Former Name if Applicable: Not applicable
                           --------------
Address of Principal Executive Office: 14323 S. Outer Forty Drive, Suite 600N
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City, State and Zip Code:  Town & Country, Missouri  63017
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
25(b)
          has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 cannot be completed within the prescribed time period because the Registrant is experiencing a delay in finalizing the financial statements and related disclosures to be included in such Form 10-K. The Registrant disclosed within its press release of October 23, 2000, which was included within a Form 8-K disclosure filing of October 26, 2000, that it had retained Chase Securities, Inc. (n/k/a JP Morgan Chase) to act as its financial advisor in responding to inquiries concerning a potential sale or partnership relating to its cold rolling operations, as well as identifying and pursuing other appropriate opportunities in this regard. The Registrant remains engaged in this effort, the potential results of which could have a considerable bearing on the carrying value of these assets. The Registrant anticipates that a by-product of these efforts will involve the need to record a non-cash charge to write down the carrying value of certain of its assets. The actual amount of the non-cash charge will be determined prior to the conclusion of the 2000 audit. The Registrant's Annual Report on Form 10-K will be filed as soon as practicable thereafter.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Anthony J. Verkruyse                   314               878-0155
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              (Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act
    of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no,
    identify report(s).                                         [x] Yes  [ ]
No

(3) Is it anticipated that any significant change in results of operations from
    the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [x] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See Attachment to Form for response to question 3 of PART IV

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                                   HUNTCO INC.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       March 29, 2001                By    /s/ Anthony J. Verkruyse
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                                            Anthony J. Verkruyse, Vice
President
                                            & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer) evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTACHMENT

                        RESPONSE TO PART IV - QUESTION 3


HUNTCO INC. - NEWS RELEASE

HUNTCO FILES FOR EXTENSION TO REPORT ITS FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2000.

TOWN & COUNTRY, MISSOURI, March 29, 2001 . . . . . Huntco Inc. (NYSE:"HCO"),
an intermediate steel processor, today announced that it has filed for an extension of time in which to complete and file its Annual Report on Form 10-K for its year ended December 31, 2000. As disclosed in the Company's press release of October 23, 2000, the Company retained the services of Chase Securities, Inc. (n/k/a JP Morgan Chase) to assist it in responding to inquiries regarding the Company's cold rolling operations. This process is continuing and the Company is evaluating the status of these efforts, the implications of potentially selling these operations versus retaining them, and the resulting impact such a decision might have on the carrying value of the Company's assets. The Company anticipates a decision regarding the outcome of these efforts will be made shortly, such that it may report its 2000 results on or around April 16, 2001.

Sharply lower steel prices and a slowdown in customer demand negatively impacted the Company's annual and fourth quarter 2000 operations. The combination of interest rate hikes, higher energy costs, a general economic slowdown in manufacturing, and traditionally high steel import levels influenced the producing mills to lower their hot rolled steel prices to attract demand. However, sufficient quantities of flat rolled steel in the distribution channels prompted distributors, processors (such as the Company), and the Company's customers to reduce inventory positions in the face of rapidly falling prices. These pressures on operating margins accelerated over the last three quarters of 2000, and the Company's 2000 operating results will reflect the effect of these pressures.

Although transaction pricing remains at depressed levels, the Company has seen steady improvement in transaction spreads for business entered into during the first quarter of 2001. However, volume levels remain less than that of the prior year in light of the depressed state of the general economy.

The Company is in the midst of discussions with its primary lender concerning potential modifications to certain aspects of its revolving credit agreement, and anticipates completing these negotiations prior to the filing of its Form 10-K during the month of April 2001. The Company is also exploring other financing alternatives for its business.

This press release contains certain statements that are forward-looking and involve risks and uncertainties. Words such as "expects," "believes," and "anticipates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations and projections concerning the Company's plans for 2001 and about the steel processing industry in general, as well as assumptions made by Company management and are not guarantees of future performance. Therefore, actual events, outcomes, and results may differ materially from what is expressed or forecasted in such forward-looking statements.